Date: 3 August 2004
Release Number: 2004 - 25

Intelsat Reports Second Quarter 2004 Earnings
Quarterly Revenue Increases 7 Percent Over Prior Year
Intelsat AmericasTM Revenue Improves; Acquisition Integration Ahead of Schedule

Pembroke, Bermuda, 3 August 2004 — Intelsat, Ltd., a global satellite communications leader providing services in over 200 countries and territories, today reported results for the three months and six months ended June 30, 2004.

Intelsat reported revenue of $261.7 million and net income of $18.5 million for the quarter ended June 30, 2004. The company also reported EBITDA, or earnings before interest, taxes and depreciation and amortization, of $174.7 million for the quarter. A reconciliation of all non-GAAP measures discussed in this news release to the most directly comparable GAAP measures is included in the financial statements attached to this news release.

For the first half of 2004, Intelsat reported revenue of $497.0 million and net income of $35.3 million. EBITDA for the six-month period was $339.3 million.

“Intelsat got off to a good start in our first full quarter with the Intelsat Americas satellites, generating improved revenue performance as compared to 2003. Our enhanced North American reach is resulting in expanded opportunities with our international customer base. Our managed services business, which generated $18.1 million in second quarter revenue, grew over 20 percent on a sequential basis and has now reached a scale that is substantially replacing the revenue decline in our legacy channel and carrier services,” said Intelsat chief executive officer Conny Kullman. “In addition, our revenue backlog at June 30 was $4.0 billion, providing a stable footing across the business as we begin the second half of the year. With growing stability in our revenue and an ongoing commitment to operating and capital expense alignment, Intelsat is positioned to continue to produce solid earnings.”

Business Highlights for the Three Months Ended June 30, 2004

Intelsat’s government services business unit signed a number of multi-transponder agreements for government applications. Specifically, in the second quarter, Intelsat was awarded several contracts to provide over 400 MHz of satellite capacity to government contractors and won a contract to provide hybrid satellite and terrestrial services in support of a global very small aperture terminal (“VSAT”) network.

Intelsat reached two key milestones toward completing its previously announced acquisition of COMSAT General, a provider of quick response communications solutions to the U.S. Government. In early June, the Federal Trade Commission granted early termination of the waiting period under the Hart-Scott-Rodino Act, and in July the public comment period for the applications seeking Federal Communications Commission (“FCC”) approval of the assignment of COMSAT General’s licenses to Intelsat concluded with no comments filed. Intelsat continues to believe that the COMSAT General transaction will close in the fourth quarter of 2004.

The integration of the Intelsat Americas satellites, acquired from Loral in March 2004, is ahead of schedule. Operational control of all customer traffic has been completed, and transfer of satellite control is expected to be concluded by March 2005, about six months earlier than previously anticipated. Intelsat is leveraging the enhanced North American coverage provided by the Intelsat Americas satellites to expand relationships with existing customers, such as the expansion of a multi-year agreement with a North American distributor for capacity on the IA-5 satellite.

Intelsat announced new contracts in the growing cellular backhaul solutions and corporate networking market segments. Intelsat expanded its relationship with South African cellular leader Vodacom International Holdings (Pty) Ltd. under a new multi-transponder, long-term agreement in support of an expansion of Vodacom’s services. In addition, Bell Canada, Canada’s national leader in communications, signed a long-term agreement with Intelsat for hybrid services supporting a private network connecting over 50 countries.

Radio e Televisao de Portugal (RTP) has selected Intelsat to provide an end-to-end network service for its television distribution requirements. Under the recently renewed, multi-year agreement, Intelsat will provide capacity on the IS-907, 805 and 707 satellites and teleport services for distribution of RTP programming within Europe, Latin America and northern Africa.

Intelsat’s Occasional Video Solutions (“OVS”), a managed service comprised of satellite and teleport and other terrestrial services, continued to add key accounts and to build its North American presence through a number of recent agreements with customers including the National Football League and broadcast and news organizations covering the upcoming Summer Olympics. In addition, a number of broadcasters are using Intelsat’s OVS to transmit standard and high definition coverage of the Democratic and Republican National Conventions.

On June 16, the IS-10-02 spacecraft was launched from the Baikonur Cosmodrome on a Proton M/ Breeze M launch vehicle. The orbit raising has been successfully completed, including the full deployment of the solar arrays and the antenna reflectors. In-orbit testing is nearly complete, and the satellite is expected to be ready for service at 359 degrees East by mid-August 2004. Intelsat has only one remaining satellite scheduled for launch in the next three years, the Intelsat Americas 8. The launch of this satellite has been rescheduled from the third quarter to the fourth quarter, pending completion of a post-launch inquiry by Sea Launch of an in-flight anomaly during a recent launch for another operator.

In late June, Intelsat completed a reduction in force to align its cost structure in response to continued competitive pressure. The reduction of approximately 50 full-time employees is expected to reduce costs in certain operations and marketing and sales functions.

Intelsat reported during the second quarter that it had withdrawn its previously planned initial public offering of equity (“IPO”), and that it is exploring the possibility of another party’s investment in or acquisition of the company. Discussions in this regard are proceeding. There can be no assurance that any such transaction would be pursued or consummated.

Until Intelsat has been found to have completed an IPO in accordance with the requirements of the ORBIT Act, the FCC has restricted Intelsat’s ability to sell capacity on the Intelsat Americas satellites that would be used for the provision of direct-to-home (“DTH”) or direct broadcast satellite video or Ka- or V-band services. Specifically, pursuant to a special temporary authority (“STA”), the FCC has allowed Intelsat to continue to provide capacity on the IA satellites only to DTH customers that were using the capacity for DTH services at the time of the acquisition. The original STA was granted through September 13, 2004 and has since been extended.

CEO Kullman commented, “From both a strategic and an operational standpoint, Intelsat is executing its plan and is in a solid position entering the second half of 2004. Later this month, Intelsat celebrates the 40th anniversary of its founding and the start of the commercial satellite communications industry. Over that time, the Intelsat brand has become synonymous with the highest of quality satellite operations and customer support, as well as consistent financial performance and strong profitability. As the company evolves strategically, we look forward to embarking on our fifth decade of leadership in satellite services.”

Financial Results for the Three Months Ended June 30, 2004

Intelsat’s results for the three-month period ended June 30, 2004 reflect both increased lease services revenue and increased operating expenses associated the Intelsat Americas satellites and other assets acquired in March 2004. Total revenue increased $17.2 million, or 7 percent, to $261.7 million for the three months ended June 30, 2004 from $244.5 million for the three months ended June 30, 2003. The increase was primarily attributable to a net increase in lease services revenue of $17.9 million. Channel and carrier services declined by $10.8 million to $66.3 million, offset by an increase of $11.5 million in revenue from managed services, which totaled $18.1 million.

Total operating expenses increased $42.0 million, or 25 percent, to $209.0 million for the three months ended June 30, 2004 from $167.0 million for the three months ended June 30, 2003. Depreciation and amortization expense increased by $15.3 million, due primarily to the increased depreciation charges related to the Intelsat Americas satellites. Excluding depreciation and amortization, the increases in operating expenses were primarily due to increased direct costs of revenue of $19.8 million and increased selling, general and administrative expenses of $6.8 million.

Net income decreased by $24.1 million, or 57 percent, to $18.5 million for the three months ended June 30, 2004 from $42.6 million for the three months ended June 30, 2003. The decrease during the period as compared to the same period in 2003 was principally due to higher total operating expenses, as discussed above, and a $10.2 million increase in interest expense. The increase in interest expense was primarily associated with Intelsat’s 5.25% Senior Notes due 2008 and 6.50% Senior Notes due 2013 issued in November 2003 in connection with the acquisition of the Intelsat Americas satellites.

EBITDA decreased by $0.9 million, or 1 percent, to $174.7 million, or 67 percent of revenue, for the three months ended June 30, 2004 from $175.6 million, or 72 percent of revenue, for the same period in 2003. The decrease was due to higher expenses during the period in 2004 as compared to the same period in 2003, as described above, including the expensing of professional fees related to the withdrawal of Intelsat’s IPO and severance charges related to staff reductions.

Financial Results for the Six Months Ended June 30, 2004

Total revenue increased $13.6 million, or 3 percent, to $497.0 million for the six months ended June 30, 2004 from $483.4 million for the six months ended June 30, 2003. The increase was primarily attributable to a net increase in lease services revenue of $14.0 million during the six months ended June 30, 2004 as compared to the same period in 2003. Revenue from managed services increased by $22.0 million, substantially offsetting decreases in revenue from channel and carrier services of $22.5 million.

Total operating expenses increased $62.0 million, or 19 percent, to $388.4 million for the six months ended June 30, 2004 from $326.4 million for the six months ended June 30, 2003. Depreciation and amortization expense increased by $22.9 million, due primarily to the increased depreciation charges related to the Intelsat

Americas satellites. Excluding depreciation and amortization, the increases in operating expenses were primarily due to increased direct costs of revenue of $26.6 million and increased selling, general and administrative costs of $12.4 million.

Net income decreased by $71.4 million, or 67 percent, to $35.3 million for the six months ended June 30, 2004 from $106.7 million for the six months ended June 30, 2003. The decrease during the period related principally to higher total operating expenses, as described above, an increase in interest expense of $30.0 million primarily due to the $1.1 billion in senior notes issued in November 2003, and lower other income, net as compared to the same period in 2003.

EBITDA decreased by $27.6 million, or 8 percent, to $339.3 million, or 68 percent of revenue, for the six months ended June 30, 2004 from $366.9 million, or 76 percent of revenue, for the same period in 2003. The decrease was due primarily to higher operating expenses during the period in 2004 as compared to the same period in 2003, as described above.

At June 30, 2004, Intelsat’s backlog, representing expected future revenue under contracts with customers, was $4.0 billion. At March 31, 2004, Intelsat’s backlog was $3.9 billion. Free cash flow from operations for the first half of 2004 was a loss of $15.0 million, calculated as net cash provided by operating activities of $275.3 million less payments for satellites and other property, plant and equipment and associated capitalized interest of $240.3 million. The negative free cash flow reflects, among other outflows, Intelsat’s previously announced $50.0 million prepayment of a portion of the purchase price of a new satellite at the closing of Intelsat’s acquisition of the Intelsat Americas satellites. The $141.0 million in insurance proceeds related to the failure of the Telstar 4 satellite have been received and have been reflected in cash flows from investing activities since this is an effective reduction to the purchase price of the Intelsat Americas satellites.

Intelsat believes that its global communications network is used to support five principal service applications. Based on Intelsat’s analysis of transmission plans and other information provided by customers, the percentage of Intelsat’s consolidated revenue for the three-month periods ended June 30, 2003 and 2004 generated by the sale of capacity for each service application category was as follows:

	Three Months Ended June 30,
	2003	2004
Carrier	36%	31%
Corporate Networks	26%	26%
Video	17%	22%
Government/Military	11%	12%
Internet	10%	9%

Segment Information

Intelsat’s operations are comprised of two business segments:

Fixed Satellite Services (“FSS”) – Intelsat’s FSS business earns revenue primarily by selling satellite transponder capacity to its customers.

Galaxy Satellite Broadcasting Limited (“Galaxy”) – Intelsat indirectly owns 51% of Galaxy, a Hong Kong-based pay television services venture that launched its services in the first quarter of 2004. Galaxy earns revenue primarily from the sale of retail subscriptions for its services.

FSS Segment:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2003	2004	2003	2004
	(in thousands, except percentages)
Revenue	$242,389	$260,377	$480,714	$494,290

Operating expenses:
Direct costs of revenue (exclusive of depreciation and amortization shown separately below)	35,831	46,976	68,166	80,931
Selling, general and administrative	27,962	33,415	56,905	66,402
Depreciation and amortization	100,764	115,397	198,170	219,283

Total operating expenses	164,557	195,788	323,241	366,616

Income from operations	$77,832	$64,589	$157,473	$127,674

EBITDA	$174,890	$179,332	$365,987	$345,983
EBITDA as a percentage of revenue	72.1%	68.9%	76.1%	69.9%

Intelsat FSS revenue of $260.4 million for the three months ended June 30, 2004 reflects an increase of $18.0 million, or 7%, from $242.4 million for the three months ended June 30, 2003. This increase was primarily due to an increase in lease services revenue of $17.9 million. The increase in lease services revenue consisted mainly of $35.3 million generated from operation of the Intelsat Americas satellites, partially offset by a $17.4 million reduction in revenue due to the expiration of lease service agreements during the past year that were not renewed. The increase in Intelsat FSS revenue was also partially offset by a decline in the volume of capacity sold as channel and carrier services of $10.8 million, reflecting the continued migration of point-to-point satellite traffic to fiber optic cables across transoceanic routes. The decline in revenue from channel and carrier services was offset by an $11.5 million increase in revenue from Intelsat’s GlobalConnexSM Solutions services and other managed services, which included $1.1 million in revenue associated with Intelsat Americas satellites.

Intelsat FSS revenue of $494.3 million for the six months ended June 30, 2004 reflects an increase of $13.6 million, or 3 percent, from $480.7 million for the six months ended June 30, 2003. The increase was primarily attributable to an increase in lease services revenue of $14.0 million, which reflected $41.0 million in lease services revenue generated from operation of the Intelsat Americas satellites. This lease services revenue increase was offset by a decrease of $27.0 million due to the expiration of lease service agreements during the past year that were not renewed and the reduced capacity held in inventory for future sale by Intelsat’s customers. Partially offsetting the overall increase in revenue was a decrease in revenue from channel and carrier services of $22.5 million. The decrease in revenue from channel and carrier services was primarily due to a decrease in the volume of capacity sold as a result of the continued migration of point-to-point satellite traffic to fiber optic cables across transoceanic routes. This decrease was substantially offset by an increase in revenue from managed services, which increased by $22.0 million to $33.0 million for the period.

Intelsat FSS direct costs of revenue (exclusive of depreciation and amortization) of $47.0 million for the three months ended June 30, 2004 reflect an increase of $11.2 million, or 31%, from $35.8 million for the three months ended June 30, 2003. This increase was principally due to increases in staff costs of $3.7 million partly related to severance costs, professional fees of $3.2 million primarily related to Intelsat’s transition services agreements with Loral, facility and operational costs of $1.6 million and costs of services of $1.5 million. The increase in costs of services was primarily due to the increases in expenses for leased fiber capacity associated with growth in Intelsat’s GlobalConnexSM Solutions and other managed service initiatives.

Intelsat FSS direct costs of revenue (exclusive of depreciation and amortization) of $80.9 million for the six months ended June 30, 2004 reflect an increase of $12.7 million, or 19%, from $68.2 million for the six months ended June 30, 2003. This increase was principally due to increases in staff costs of $3.2 million partly related to severance costs, professional fees of $2.8 million primarily related to Intelsat’s transition services agreements with Loral, facility and operational costs of $2.1 million, costs of services of $1.7 million and other costs of $1.2 million. The increase in costs of services was primarily due to the increases in expenses for leased fiber capacity associated with growth in Intelsat’s GlobalConnexSM Solutions and other managed service initiatives, as described above.

Intelsat FSS selling, general and administrative expenses of $33.4 million for the three months ended June 30, 2004 reflect an increase of $5.4 million, or 19%, from $28.0 million for the three months ended June 30, 2003. This increase was primarily due to increases in professional fees of $5.7 million mainly related to withdrawal of Intelsat’s IPO, partially offset by decreases in other expenses of $0.3 million.

Intelsat FSS selling, general and administrative expenses of $66.4 million for the six months ended June 30, 2004 reflect an increase of $9.5 million, or 17%, from $56.9 million for the six months ended June 30, 2003. This increase was primarily due to increases in professional fees of $6.2 million mainly due to the withdrawal of Intelsat’s IPO as described above, bad debt expense of $3.5 million to reflect recent experience and staff costs of $2.4 million partly related to severance costs. These increases were partially offset by decreases in facility and operational costs of $0.7 million and other costs of $1.9 million.

Intelsat FSS depreciation and amortization of $115.4 million for the three months ended June 30, 2004 reflects an increase of $14.6 million, or 14%, from $100.8 million for the three months ended June 30, 2003. This increase was primarily due to depreciation of $12.6 million recorded on the Intelsat Americas satellites acquired from Loral in March 2004, as well as an increase in depreciation of $3.0 million relating to ground segment and infrastructure costs in support of Intelsat’s managed services business and intangible assets.

Intelsat FSS depreciation and amortization of $219.3 million for the six months ended June 30, 2004 reflects an increase of $21.1 million, or 11%, from $198.2 million for the six months ended June 30, 2003. This increase was primarily due to depreciation of $14.6 million recorded on the Intelsat Americas satellites acquired from Loral in March 2004 and $4.1 million recorded on an Intelsat IX series satellite that was not in service during all of the first quarter of 2003. Also contributing to the increase in depreciation and amortization during the six-month period ended June 30, 2004 was an increase in depreciation of $5.3 million relating to ground segment and infrastructure costs in support of Intelsat’s managed services business and amortization of intangible assets.

Galaxy Segment:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2003	2004	2003	2004
	(in thousands, except percentages)
Revenue	$2,119	$2,467	$2,706	$4,460

Operating expenses:
Direct costs of revenue (exclusive of depreciation and amortization shown separately below)	1,132	11,007	1,305	16,927
Selling, general and administrative	617	1,991	851	3,832
Depreciation and amortization	735	1,376	1,029	2,780

Total operating expenses	2,484	14,374	3,185	23,539

Loss from operations	$(365)	$(11,907)	$(479)	$(19,079)

EBITDA	$359	$(10,531)	$539	$(16,408)
EBITDA as a percentage of revenue	16.9%	n/a	19.9%	n/a

Galaxy revenue of $2.5 million for the three months ended June 30, 2004 reflects an increase of $0.4 million, or 16%, from $2.1 million for the three months ended June 30, 2003. The increase was due to an increase in subscriptions to Galaxy’s pay television service in the current period. Galaxy revenue of $4.5 million for the six months ended June 30, 2004 increased $1.8 million, or 65%, from $2.7 million for the same period in 2003, due to increased teleport revenues and subscription revenues. Intercompany eliminations for the Intelsat capacity used by Galaxy were $1.2 million for the three months ended June 30, 2004 and $1.8 million for the six months ended June 30, 2004.

Direct costs of revenue (exclusive of depreciation and amortization) for Galaxy of $11.0 million for the three months ended June 30, 2004 reflect an increase of $9.9 million, or 900%, from $1.1 million for the three months ended June 30, 2003. This increase was principally due to programming costs of $9.5 million incurred by Galaxy to provide its pay television service, increases in staff costs of $0.9 million, increases in expenses for leased communications circuits of $0.5 million and increases in other expenses of $0.1 million.

Direct costs of revenue (exclusive of depreciation and amortization) for Galaxy of $16.9 million for the six months ended June 30, 2004 reflect an increase of $15.6 million, or 1,200%, from $1.3 million for the three months ended June 30, 2003. This increase was principally due to programming costs of $14.4 million, increases in staff costs of $1.7 million and a $1.0 million increase in expenses for leased communications circuits.

Depreciation and amortization associated with Galaxy was $1.4 million for the three months ended June 30, 2004 as compared to $0.7 million for the three months ended June 30, 2003 and $2.8 million for the six months ended June 30, 2004 as compared to $1.0 million for the six months ended June 30, 2003.

Conference Call Information

Intelsat management will host a conference call with investors and analysts at 11:00 a.m. EDT on August 3, 2004 to discuss the company’s second quarter 2004 financial results. Access to the live conference call will be available via the Internet at the Intelsat web site: www.intelsat.com. A telephone bridge has also been established to accommodate Intelsat’s global shareholders and the investment community. U.S.-based participants should call (800) 901-5213. Non-U.S. participants should call +1 (617) 786-2962. The participant pass code is 12700752. Participants will have access to a replay of the conference call through August 17, 2004. The replay number for U.S.-based participants is (888) 286-8010 and for non-U.S. participants is +1 (617) 801-6888, pass code 14067173.

About Intelsat

Building on 40 Years of Leadership. As a global communications leader with 40 years of experience, Intelsat helps service providers, broadcasters, corporations and governments deliver information and entertainment anywhere in the world, instantly, securely and reliably. Intelsat’s global reach and expanding solutions portfolio enable customers to enhance their communications networks, venture into new markets, and grow their businesses with confidence. For more information, visit www.intelsat.com.

Contact:

Investor Relations and Financial Media:
Dianne VanBeber
dianne.vanbeber@intelsat.com
+1 202 944 7406

Note: Some of the statements in this news release constitute forward-looking statements that do not directly or exclusively relate to historical facts, including statements relating to Intelsat’s belief that its enhanced North American coverage is resulting in expanded opportunities with its international customer base, Intelsat’s belief that it is in a solid position entering the second half of 2004 and is positioned to continue to produce solid earnings, Intelsat’s expectation that the COMSAT General transaction will close in the fourth quarter of 2004, Intelsat’s expectation that operational control of all customer traffic on the IA satellites will be completed by mid-August 2004 and that transfer of satellite control will be concluded by March 2005, and Intelsat’s expectation that the IS-10-02 satellite will be ready for service by mid-August 2004. The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements as long as they are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements. When used in this news release, the words “plan,” “expect,” “intend,” “outlook,” “believe” and other similar expressions are intended to identify forward-looking statements. The forward-looking statements made in this news release reflect Intelsat’s intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. In connection with the proposed acquisition of the COMSAT General business, known risks include, but are not limited to, the inability to complete the acquisition or the need to modify aspects of the acquisition in order to obtain required regulatory approvals; the inability to attract and retain the personnel necessary for operation of the business to be acquired; the inability to retain and continue to serve successfully customers gained in connection with the acquisition; the inability to execute integration strategies successfully or to achieve planned synergies or business goals; and the incurrence of unexpected costs of integration. Known risks also include, but are not limited to, insufficient market demand for the services offered by Intelsat; the quality and price of services offered by Intelsat’s competitors; the risk of delay in implementing Intelsat’s business strategy; Intelsat’s access to sufficient capital to meet its operating and financing needs; changes in laws and regulations or the inability to maintain required governmental authorizations; political, economic and legal conditions in the markets Intelsat is targeting for communications services or in which Intelsat operates; general economic conditions; and a change in the health of Intelsat’s satellites or a catastrophic loss occurring during the in-orbit operations of any of Intelsat’s satellites. More detailed information about known risks is included in Intelsat’s annual report on Form 20-F for the year ended December 31, 2003 on file with the U.S. Securities and Exchange Commission. Because actual results could differ materially from Intelsat’s intentions, plans, expectations, assumptions and beliefs about the future, you are urged to view all forward-looking statements made in this news release with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

INTELSAT, LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2003	2004	2003	2004
	(in thousands, except share and per share amounts)
Revenue	$244,508	$261,671	$483,420	$496,969

Operating expenses:
Direct costs of revenue (exclusive of depreciation and amortization shown separately below)	36,963	56,810	69,471	96,077
Selling, general and administrative	28,579	35,406	57,756	70,234
Depreciation and amortization	101,499	116,773	199,199	222,063

Total operating expenses	167,041	208,989	326,426	388,374

Income from operations	77,467	52,682	156,994	108,595
Interest expense	23,556	33,758	44,295	74,282
Interest income	225	871	247	3,369
Other (expense) income, net	(3,379)	5,252	10,727	8,633

Income before income taxes	50,757	25,047	123,673	46,315
Provision for income taxes	8,150	6,543	16,985	11,056

Net income	$42,607	$18,504	$106,688	$35,259

Basic and diluted net income per ordinary share	$0.27	$0.12	$0.67	$0.22

Basic and diluted weighted average ordinary shares outstanding	160,382,120	160,382,120	160,382,120	160,382,120

INTELSAT, LTD. AND SUBSIDIARIES

RECONCILIATION OF CONSOLIDATED NET INCOME TO EBITDA
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2003	2004	2003	2004
	(in thousands)
Net income	$42,607	$18,504	$106,688	$35,259
Add:
Interest expense	23,556	33,758	44,295	74,282
Provision for income taxes	8,150	6,543	16,985	11,056
Depreciation and amortization	101,499	116,773	199,199	222,063
Subtract:
Interest income	225	871	247	3,369

EBITDA	$175,587	$174,707	$366,920	$339,291

Note:

EBITDA consists of earnings before interest, taxes and depreciation and amortization. EBITDA is a measure commonly used in the fixed satellite services sector, and Intelsat presents EBITDA to enhance your understanding of its operating performance. Intelsat uses EBITDA as one criterion for evaluating its performance relative to that of its peers. Intelsat believes that EBITDA is an operating performance measure, and not a liquidity measure, that provides investors and analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. However, EBITDA is not a measurement of financial performance under accounting principles generally accepted in the United States (“U.S. GAAP”) and may not be comparable to similarly titled measures of other companies. You should not consider EBITDA as an alternative to operating or net income, determined in accordance with U.S. GAAP, as an indicator of Intelsat’s operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.

INTELSAT, LTD. AND SUBSIDIARIES

RECONCILIATION OF SEGMENT INCOME (LOSS) FROM OPERATIONS TO EBITDA
(Unaudited)

The following table sets forth the reconciliation of income from operations to EBITDA for the Intelsat FSS segment:

	Three Months Ended June 30,		Six Months Ended June 30,
	2003	2004	2003	2004
	(in thousands, except percentages)
Income from operations	$77,832	$64,589	$157,473	$127,674
Add:
Depreciation and amortization	100,764	115,397	198,170	219,283
Other income excluding minority interest	—	—	10,344	—
Subtract:
Other expense	3,706	654	—	974

EBITDA	$174,890	$179,332	$365,987	$345,983

EBITDA as a percentage of revenue	72.1%	68.9%	76.1%	69.9%
Income from operations as a percentage of revenue	32.1%	24.8%	32.7%	25.8%

The following table sets forth the reconciliation of loss from operations to EBITDA for the Galaxy segment:

	Three Months Ended June 30,		Six Months Ended June 30,
	2003	2004	2003	2004
		(in thousands, except percentages)
Loss from operations	$(365)	$(11,907)	$(479)	$(19,079)
Add:
Depreciation and amortization	735	1,376	1,029	2,780
Subtract:
Other expense	11	—	11	109

EBITDA	$359	$(10,531)	$539	$(16,408)

EBITDA as percentage of revenue	16.9%	n/a	19.9%	n/a
Loss from operations as percentage of revenue	n/a	n/a	n/a	n/a

Note:

EBITDA consists of earnings before interest, taxes and depreciation and amortization. EBITDA is a measure commonly used in the fixed satellite services sector, and Intelsat presents EBITDA to enhance your understanding of its operating performance. Intelsat uses EBITDA as one criterion for evaluating its performance relative to that of its peers. Intelsat believes that EBITDA is an operating performance measure, and not a liquidity measure, that provides investors and analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. However, EBITDA is not a measurement of financial performance under U.S. GAAP and may not be comparable to similarly titled measures of other companies. You should not consider EBITDA as an alternative to operating or net income, determined in accordance with U.S. GAAP, as an indicator of Intelsat’s operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.

INTELSAT, LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	As of	As of
	December 31,	June 30,
	2003	2004
		(unaudited)
	(in thousands, except share and
	per share amounts)
ASSETS
Current assets:
Cash and cash equivalents	$601,296	$417,782
Restricted cash	700,000	—
Receivables, net of allowance of $32,110 and $31,874, respectively	203,647	202,823
Deferred income taxes	14,524	14,524

Total current assets	1,519,467	635,129
Satellites and other property and equipment, net	3,293,008	3,911,249
Amortizable intangible assets, net	25,205	87,571
Non-amortizable intangible assets	—	255,002
Goodwill	58,202	58,202
Deferred income taxes	1,943	2,147
Investment in affiliate	56,916	55,098
Other assets	117,976	181,274

Total assets	$5,072,717	$5,185,672

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Notes payable	$1,098,591	$400,000
Accounts payable and accrued liabilities	207,941	227,129
Deferred satellite performance incentives	7,118	7,477
Deferred revenue	28,635	38,070
Capital lease obligations	5,290	5,447

Total current liabilities	1,347,575	678,123
Long-term debt, net of current portion	1,265,349	1,960,911
Deferred satellite performance incentives, net of current portion	45,296	42,787
Deferred revenue, net of current portion	6,801	50,827
Accrued retirement benefits	48,181	51,833

Total liabilities	2,713,202	2,784,481

Minority interest in consolidated affiliate	15,115	21,866
Commitments and contingencies
Shareholders’ equity:
Preference shares, $3.00 par value, 2,500,000 shares authorized, no shares issued or outstanding	—	—
Ordinary shares, $3.00 par value, 216,666,666 2/3 shares authorized, 166,666,755 and 166,974,925 shares issued as of December 31, 2003 and June 30, 2004, respectively	500,000	500,000
Paid-in capital	1,301,886	1,301,886
Retained earnings	649,199	684,458
Accumulated other comprehensive (loss) income:
Minimum pension liability, net of tax	(1,270)	(1,270)
Unrealized gain on available-for-sale securities, net of tax	1,403	1,069
Ordinary shares held by subsidiary, 6,284,635 shares	(106,818)	(106,818)

Total shareholders’ equity	2,344,400	2,379,325

Total liabilities and shareholders’ equity	$5,072,717	$5,185,672

INTELSAT, LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Six Months Ended June 30,
	2003	2004
	(in thousands)
Cash flows from operating activities:
Net income	$106,688	$35,259
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	199,199	222,063
Provision for doubtful accounts	2,398	5,868
Foreign currency transaction loss	149	769
Minority interest in consolidated affiliate	(395)	956
Equity in losses of affiliate	363	1,818
Amortization of bond discount and issuance costs	591	2,765
Decrease in amount due to Teleglobe Inc.	(10,446)	—
Changes in operating assets and liabilities, net of effects of acquisitions and investment in consolidated affiliate:
Receivables	38,300	(5,044)
Other assets	10,127	(1,075)
Accounts payable and accrued liabilities	(52,484)	16,178
Deferred revenue	2,627	(7,927)
Accrued retirement benefits	(25,069)	3,652

Net cash provided by operating activities	272,048	275,282

Cash flows from investing activities:
Payments for satellites and other property and equipment	(105,313)	(240,321)
Payment for deposit on future satellite	—	(50,000)
Payment for rights to orbital location	—	(32,000)
Decrease in restricted cash	—	700,000
Investment in and advances to affiliate	(58,000)	—
Cash acquired from investment in consolidated affiliate	17,932	—
Payments for asset acquisitions	—	(965,063)
Insurance proceeds	—	141,000
Other	—	(8,166)

Net cash used in investing activities	(145,381)	(454,550)

Cash flows from financing activities:
Repayment of long-term debt	—	(200,000)
Repayments of commercial paper borrowings, net	(25,979)	—
Proceeds from credit facility borrowings	—	200,000
Debt issuance costs	—	(4,000)
Principal payments on deferred satellite performance incentives	(56,561)	(2,150)
Principal payments on capital lease obligations	(3,257)	(3,122)
Cash contribution from minority investor in consolidated affiliate	—	5,795

Net cash used in financing activities	(85,797)	(3,477)

Effect of exchange rate changes on cash	(149)	(769)

Net increase (decrease) in cash and cash equivalents	40,721	(183,514)
Cash and cash equivalents, beginning of period	9,466	601,296

Cash and cash equivalents, end of period	$50,187	$417,782

	Six Months Ended June 30,
	2003	2004
	(in thousands)
Supplemental cash flow information:
Interest paid, net of amount capitalized	$56,595	$78,174
Income taxes paid	$1,394	$624
Supplemental disclosure of non-cash investing and financing activities:
Capitalization of deferred satellite performance incentives	$10,063	$—
Net liabilities assumed in investment in consolidated affiliate, net of cash	$1,936	$—
Minority interest in consolidated affiliate at the date of acquisition	$17,153	$—
Net asset reduction on extinguishment of deferred satellite performance incentive liability	$36,455	$—
Amounts included in accounts payable and accrued liabilities related to extinguishment of deferred satellite performance incentive liability	$6,649	$—
Non-cash contribution from consolidated affiliate	$—	$3,243
Unrealized loss on available-for-sale securities, net of tax	$—	$(334)

RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES
TO FREE CASH FLOW FROM OPERATIONS
(Unaudited)

	Six Months Ended
	June 30,
	2003	2004
	(in thousands)
Net cash provided by operating activities	$272,048	$275,282
Payments for satellites and other property and equipment	(105,313)	(240,321)
Payments for deposit on future satellite	—	(50,000)

Free cash flow from operations	$166,735	$(15,039)

Note:

Free cash flow from operations consists of net cash provided by operating activities, less payments for satellites and other property and equipment and associated capitalized interest. Free cash flow from operations is not a measurement of cash flow under generally accepted accounting principles in the United States. Intelsat believes free cash flow from operations is a useful measure of financial performance that shows a company’s ability to fund its operations. Free cash flow from operations is used by Intelsat in comparing its performance to that of its peers and is commonly used by analysts, investors and other readers of financial information in assessing performance. Free cash flow from operations does not give effect to cash used for debt service requirements, and thus does not reflect funds available for investment or other discretionary uses. Free cash flow from operations as presented herein may not be comparable to similarly titled measures of other companies.